

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

April 15, 2009

Mr. G. Leigh Lyons
Braeden Valley Mines, Inc.
318 North Carson Street Suite 208
Carson City, NV 89701

**Re: Braeden Valley Mines, Inc.
            Registration Statement on Form S-1
            Filed March 17, 2009
            File No. 333-158062**

Dear Mr. Lyons:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you might have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 filed March 17, 2009

General

1. We note that the sole selling security holder owns 66.7% of the outstanding shares, and that you are registering for resale on behalf of the sole selling security holder 75% of those shares. In addition, the Company's three promoters own 100% of the authorized, outstanding shares. Given the nature and size of the transaction being registered, as well as the circumstances under which the selling shareholder received the shares and the amount of time the shares have been held, the transaction appears to be a primary offering.

    Please revise the cover page of your filing to identify the sole selling security holder as an underwriter, as required by Item 501(b)(8) of Regulation S-K. Please also revise your Plan of Distribution disclosure on page 13 to identify the sole selling security holder as an underwriter, as required by Item 508 of Regulation S-K.

Also, revise the disclosure that the shares will sell at the offering price until your stock is quoted on the OTCBB, as you are not eligible to conduct a primary "at-the-market" offering. See Securities Act Rules 415(a)(4) and 415(a)(1)(x).

In the alternative, provide a detailed analysis as to why the offering of the sole selling security holder's shares should not be characterized as a primary offering with the sole selling security holder acting as an underwriter.

2. Please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a delayed or continuous basis pursuant to Rule 415.

3. In the "Calculation of Registration Fee" table on page 2 and on your prospectus cover page, you state an offering price of $0.05 per share. However, in footnote one on page 2, you state a $0.10 per share offering price. Revise for consistency.

Table of Contents, page 4

4. Please revise your page number references to correctly identify the pages where the relevant disclosures are located.

Prospectus Summary, page 6

5. We note your statement that you have "acquired an option to purchase an interest in four (4) unpatented lode mining claims." However, Exhibit 10 – the only material contract you have filed – appears to be a lease agreement, and not an option to purchase. If you have an option to purchase these mineral claims, file it as an exhibit. In addition, we note your contradictory disclosures on pages 19-20, where in one sentence you state that you entered into a "lease agreement with Altair Minerals, Inc," but in the next you refer to the terms of "this option agreement." Revise your disclosure throughout your prospectus to clarify your true interest in these mineral claims, which are your only assets.

The Offering, page 6

6. Please revise this section to present the information disclosed in a logical manner.

Risk Factors, page 7

7. We note your statement that "the following risk factors, among others, could cause . . . ." Please note that you are required to disclose all known material risks. Accordingly, revise the third introductory paragraph to remove the suggestion that there are other, undisclosed material risks.

<u>Because Our Executive Officer Has Other Business Interests . . ., page 9</u>

8. Here or in another appropriate place, disclose approximately how many hours per week Mr. Lyons, your sole officer, will devote to your business.

<u>The Imprecision of Mineral Deposit Estimates May Prove . . ., page 9</u>

9. As you have no reserves, please remove this risk factor.

<u>Dilution, page 13</u>

10. We note that in August 2008 you issued shares to your officers and directors in exempt offerings at $0.0005 per share, but that the selling shareholder – your sole officer – intends to sell his securities in this registration statement at an initial price of $0.05 per share, which is one-hundred times more than he purchased them for. Revise this section to provide the information required by Item 506 of Regulation S-K. Based on the substantial disparity between the public offering price and the effective cash cost of securities to officers and directors, also include risk factor disclosure of the substantial dilution that investors will experience.

<u>Glossary of Mining Terms, page 15</u>

11. Please include in your glossary only terms that you actually use in the prospectus and that would be helpful to an understanding of the disclosure in your document. For example, we note the terms "gabbro" and "heap leach" in the glossary, but could not readily find these or the majority of the other defined terms used elsewhere in your disclosure.

<u>General Overview, page 19</u>

12. Please provide objective support for your statement that your mineral leases are in a "'world class' gold endowment where the potential of finding a large, high-grade, gold mine is favorable."

13. Identify who has recommended that you explore this property. In addition, disclose which studies you are referring to as defining a "target at a reasonable depth."

<u>Property Description and Location, page 20</u>

14. We note your references to a number of "Figures," here and throughout your prospectus. Please include these figures in your disclosure or remove all references to them.

15. You state that the four mineral claims are "in good standing until noon September 1, 2008, at which time the 2009 annual maintenance fees are due and payable." This disclosure appears to have been stale when filed. Disclose when you paid the maintenance fees and whether the claims are still in good standing.

16. We note your statement that you have a "right to earn a 100% interest in these claims under the terms of an existing agreement." Clarify to what agreement you are referring.

Environmental Liabilities, page 21

17. Identify whom you are referring to when you say "the author." We note your similar disclosure on pages 27 and 28.

18. You state that "given that Nevada is generally regarded as the most mining district that has already seen mining activity, there is no reason to believe that the process of obtaining the requisite permits to operate would be particularly onerous." Clarify what you mean in the first clause of this sentence. Also, explain why you believe that obtaining the required operating permits would not be "particularly onerous," in light of your risk factor disclosure that none of your officers or directors has any experience in the mineral exploration industry.

History, page 22

19. We note your disclosure in this section of mines and other mineral properties that exist in the proximity of your leased properties. Such disclosure may cause investors to infer that your property also has commercial mineralization because of its proximity to these mines and properties. Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, you should remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company's properties. This type of disclosure also appears in the "Drilling Summary" section on page 27.

Recommendations, page 28

20. Identify who made the statement "in the opinion of this author, the property is of sufficient merit to warrant the exploration work recommended herein." Clarify whether this is the same "author" that you refer to in other parts of your prospectus.

21. Explain why you believe that you will be able to stake an additional 20 claims to the north of your properties. Identify the date on which you last determined that the ground was unclaimed.

Management Discussion and Analysis or Plan of Operation, page 29

22. With respect to your exploration program, break out your budgeted expenditures for each phase to show how the funds will be allocated among the various line-items in your plan.

23. Clarify whether the $25,000 for operating expenses includes the advance minimum royalties due to Altair Minerals, Inc. under your mineral lease agreement. If it does not, include this expense as well.

Directors, Executive Officers and Significant Employees, page 31

24. Add the ages for Messrs. Lyons and Guiterrez in your table.

Leigh Lyons, page 31

25. Revise to reflect Outback Energy Corp.'s name change to The Custom Restaurant & Hospitality Group, Inc. In addition, it appears that Mr. Lyons was the Chief Executive Officer and Chief Financial Officer of Custom Restaurant until February 2, 2009, in addition to being a director. This should be reflected in his biographical disclosure of business activities during the last five years. This comment also applies to Mr. Lyon's service for American Petro-Hunter, where he was also the Chief Financial Officer, and GoldMountain Exploration Corporation, wher he was the President.

26. Include disclosure of Mr. Lyons's service as the Chief Executive Officer and a director of Digital Ecosystems Corp. from 2005-2006, as well as any other officer or director positions that he has held in the last five years that you have not disclosed.

27. It appears that Radial Energy Inc. is severely delinquent in its Exchange Act reporting obligations, as it has not filed any required reports since 2007, when it assigned all its assets to Coach Capital, LLC in satisfaction of a secured convertible promissory note. In addition, it appears that Goldmountain Exploration Corporation has not made any required filings since June 2008. Include risk factor disclosure of the fact that companies run by your sole officer have a history of repeated failure to comply with the disclosure requirements of the federal securities laws.

28. Clarify what you mean by an "AMP from Harvard Business School."

Hilarrio Vanegas Guiterrez, page 31

29. Provide the disclosure required by Item 401 of Regulation S-K for Mr. Guiterrez.

Remuneration of Directors and Officers, page 31

30. Provide the disclosure required by Item 402 of Regulation S-K for the entire fiscal year ended December 31, 2008. You currently provide this information only through September 30, 2008.

Index to Exhibits, page 49

31. Include a reference to your counsel's legality opinion, filed as Exhibit 5.

32. The registration statement must be signed by at least a majority of the board of directors. See Form S-1.

Exhibit 5

33. It appears that your counsel is not licensed to practice law in Nevada, the jurisdiction in which you are organized. Please revise the opinion to indicate that your counsel is opining on the legality of the shares under Nevada law. In the alternative, remove the reference to the states in which your counsel is licensed to practice law.

Exhibit 10

34. It appears that you have filed a draft version of your mineral lease agreement. Please file an executed copy with your next amendment.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. With your amendment, please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact John Lucas at (202) 551-5798 or, in his absence, Michael Karney at (202) 551-3847 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: via facsimile

        W. Scott Lawler, Esq.
        (866) 506-8877